SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       FRONTIER ADJUSTERS OF AMERICA, INC.
                                (Name of Issuer)

                       FRONTIER ADJUSTERS OF AMERICA, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   359050-10-1
                      (CUSIP Number of Class of Securities)

                                WILLIAM J. ROCKE
                             CHIEF EXECUTIVE OFFICER
                       FRONTIER ADJUSTERS OF AMERICA, INC.
                  45 EAST MONTEREY WAY, PHOENIX, ARIZONA 85011
                                 (602) 264-1061
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                             KAREN L. LIEPMANN, ESQ.
                              SARA R. ZISKIN, ESQ.
             O'CONNOR, CAVANAGH, ANDERSON, KILLINGSWORTH & BESHEARS,
                           A PROFESSIONAL ASSOCIATION
                       ONE EAST CAMELBACK ROAD, SUITE 1100
                             PHOENIX, ARIZONA 85012
                                 (602) 263-2400

                                  May 12, 1999
     (Date Tender Offer First Published, Sent, or Given to Security Holders)

                            CALCULATION OF FILING FEE
================================================================================
       TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $2,900,000                                      $580.00
--------------------------------------------------------------------------------

(1) Calculated as the aggregate estimated maximum purchase price to be paid for up to 1,000,000 shares to be purchased in the Tender Offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     This Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by Frontier Adjusters of America, Inc., an Arizona corporation (the "Company"), to purchase up to 1,000,000 shares of its Common Stock, par value $.01 per share, at a purchase price of $2.90 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (collectively, as amended or supplemented from time to time, the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference and filed as Exhibits 9(a)(1) and 9(a)(2) hereto, respectively.

Item 1. SECURITY AND ISSUER.

(a) The name of the issuer is Frontier Adjusters of America, Inc., an Arizona corporation, and the address of its principal executive office is 45 East Monterey Way, Phoenix, Arizona 85011.

(b) The title of the securities that are the subject of the Offer is the Company's Common Stock, par value $.01 per share (the "Shares"). As of May 4, 1999, 4,605,358 Shares were outstanding. The Company seeks to purchase up to 1,000,000 Shares that are properly tendered at a price of $2.90 per Share, as described in the Offer to Purchase attached hereto as Exhibit 9(a)(1). The Company may purchase less than 1,000,000 Shares if less than 1,000,000 Shares are properly tendered. The Company has been informed that no directors, executive officers, or affiliates of the Company intend to tender Shares pursuant to the Offer.

(c) Information with respect to the principal market for the Shares, and the price range of the Shares for each quarterly period during the past two years, is set forth under Section 7 of the Offer to Purchase, which is incorporated by reference herein.

(d) This statement is filed by the Company, the issuer of the securities.

Item 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Company expects to pay up to the maximum estimated $2,900,000 purchase price for tendered Shares using cash received from United Financial Adjusting Corporation, an Ohio corporation ("UFAC") and a wholly-owned subsidiary of The Progressive Corporation, an Ohio corporation, pursuant to a Stock Purchase Agreement, dated as of November 20, 1998 (the "Stock Purchase Agreement"), between the Company and UFAC. Under the Stock Purchase Agreement, on April 30, 1999 UFAC purchased 5,258,513 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Convertible Shares"), at a price of $1.30 per Convertible Share, for an aggregate purchase price of $6,836,067. The transactions contemplated by the Stock Purchase Agreement are sometimes collectively referred to herein as the "Transaction."

(b) The Company does not expect to borrow any portion of the consideration to be paid for the Shares.

Item 3. PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE.

     The Shares purchased by the Company in the Offer will be held as treasury stock. The Company agreed to make the Offer in connection with the Transaction which is described in Item 2(a). As part of the Transaction, the Company also plans to a make a special, one-time distribution to shareholders in the amount of $1.60 per Share (the "Distribution") after completion of the Offer. Holders of Shares whose Shares are purchased in the Offer will not be eligible to receive the Distribution on such Shares. The Convertible Shares and Shares held by UFAC are not eligible to participate in the Offer or the Distribution.

     The background, purpose and terms of the Transaction are described in the Offer to Purchase. The Company's shareholders approved the Transaction at the Annual Meeting of Shareholders on April 29, 1999 and UFAC purchased the Convertible Shares on April 30, 1999, on the terms described in Item 2(a).

     Through the Offer, the Company is providing shareholders with liquidity that is not currently available in the secondary market that exists for the Shares. The average daily trading volume on the American Stock Exchange (the "AMEX") during the past six months of the Company's Shares has been approximately 174 Shares. The Offer provides shareholders with the opportunity to sell Shares in quantities larger than the existing market has indicated it has capacity to absorb without eroding per Share price levels. The Board of Directors believes that it is in the best interests of shareholders for the Company to provide liquidity to shareholders without many of the transaction costs associated with a sale of Shares on the secondary market. The Board of Directors also believes that the purchase of Shares at this time is consistent with the Company's long term goal of increasing stockholder value.

     Except as described herein or in Sections 8 and 9 of the Offer to Purchase, the Company has no plans or proposals that relate to or which would result in
(a) the acquisition by any person of any of the Shares or any other securities of the Company (other than awarding stock options to certain employees under the Company's stock option plans) or the disposition of any Shares or other such securities; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including but not limited to any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of equity security of the Company to be delisted from the AMEX or from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension the Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

Item 4.   INTEREST IN SECURITIES OF THE ISSUER.

Except for the purchase by UFAC of Convertible Shares pursuant to the Stock Purchase Agreement, based upon the Company's records and upon information provided to the Company by its directors, executive officers, and affiliates, neither the Company nor any of its subsidiaries or affiliates or any person in control of the Company nor, to the Company's knowledge, any of the directors, executive officers or affiliates or any person in control of the Company, nor any associates of the foregoing, has effected any transaction in the Shares during the forty business days prior to the date hereof, except for a purchase of 400 Shares in an open market brokerage transaction at a price of $2.625 per Share by Louis T. Mastos, a member of the Company's Board of Directors.

Item 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The members of the Company's Board of Directors and the Executive Officers of the Company have informed the Company that they do not intend to tender any Shares held by such parties in the Offer. UFAC has agreed not to participate in the Offer. Except as described herein or in Items 8 and 9 of the Offer to Purchase, there are no contracts, arrangements, understandings, or relationships relating, directly or indirectly, to the Offer under Rule 13e-4 (whether or not legally enforceable) between the Company (including, to the knowledge of the Company, any executive officer, director or controlling shareholder of the Company or any subsidiary thereof) and any other person with respect to any securities of the Company.

Item 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The Company will pay approximately $5,000.00 to U.S. Stock Transfer Corporation for acting as information agent/depository in connection with the Offer. The Company will also, on request, reimburse U.S. Stock Transfer Corporation for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. The U.S. Stock Transfer Corporation has been authorized to act as the Company's agent for purposes of the Offer. No person has been or is expected to be employed, retained, or compensated by the Company or by any other person on behalf of the Company to make solicitations or recommendations in connection with the Offer.

Item 7. FINANCIAL INFORMATION.

(a) The following financial data of the Company is incorporated herein by reference:

     1. Audited financial statements for the two fiscal years ended June 30,1998 and June 30, 1997 are incorporated herein by reference to the Form 10-K of the Company for the period ended June 30, 1998;

     2. Unaudited balance sheets and comparative year-to-date statements of operations and statements of cash flows and related earnings per share amounts are incorporated by reference to the Company's most recent quarterly report filed on the Form 10-Q for the quarter ended December 31, 1998;

     3. The book value per share as of December 31, 1998 and 1997, and June 30, 1998 and 1997 is shown on the Summary Historical Financial Information on page 9 of the Offer to Purchase attached as Exhibit 9(a)(1).

(b) The Offer to Purchase includes pro forma financial data, which is incorporated by reference herein, to demonstrate the effect of the Offer on selected financial information provided under Item 7(a) above, commencing on page 10 therein.

Item 8. ADDITIONAL INFORMATION.

(a) Pursuant to the Stock Purchase Agreement, described in Item 2, the Company has entered into a Service Agreement with UFAC (the "Service Agreement") pursuant to which UFAC will provide the Company with certain advisory and support services related to franchise operations, strategic planning, sales and marketing, technology, human resources support, accounting, and reporting, and the Company will pay UFAC service fees of $25,000 per month plus expenses for such services; an agreement with William J. Rocke, the Company's Chief Executive Officer (the "Rocke Agreement") and an agreement with Jean E. Ryberg, the Company's President (the "Ryberg Agreement"), respectively, pursuant to which Mr. Rocke and Mrs. Ryberg will terminate their employment with the Company on June 30, 1999 and will continue to act as consultants to the Company until June 30, 2000. Pursuant to the Stock Purchase Agreement. UFAC has the right to nominate a majority of the Board as long as it continues to hold a majority of the voting power of the Company. There are no other contracts, arrangements, understandings, or relationships referred to in Items 5 or 8(a) of this Schedule. There are no other contracts, agreements or understandings, except as described herein or incorporated herein by reference.

(b)  None.

(c)  Not applicable.

(d)  None.

(e) The Offer to Purchase attached hereto as Exhibit 9(a)(1) and the exhibits thereto are incorporated herein by reference in their entirety.

Item 9.   MATERIALS TO BE FILED AS EXHIBITS.

(a) The tender offer documents sent or given to security holders by the Company are attached hereto as Exhibits 9(a)(1) through 9(a)(6).

--------------------------------------------------------------------------------
Exhibit Number                        Description
--------------------------------------------------------------------------------
9(a)(1)            Offer to Purchase, dated May 12, 1999

9(a)(2)            Letter of Transmittal.

9(a)(3)            Notice of Guaranteed Delivery.

9(a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust
                     Company's and Other Nominees

9(a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Company's and Other Nominees

9(a)(6)            Letter to Shareholders from William J. Rocke, Chief
                     Executive Officer of the Company, dated May 12, 1999

9(a)(7)            Press Release dated April 30, 1999

9(a)(8)            Service Agreement*

9(a)(9)            Rocke Agreement*

9(a) (10)          Ryberg Agreement*
--------------------------------------------------------------------------------

*Incorporated herein by reference to the Company's Definitive Proxy Statement on
Schedule  14A filed with the  Securities  and Exchange  Commission  on March 26,
1999.

(b) Not applicable.

(c) Other than the Service Agreement, the Rocke Agreement, the Ryberg Agreement, there are no other contracts, arrangements, understandings, or relationships referred to in Items 5 or 8(a) of this Schedule.

(d) No written opinion has been prepared by legal counsel at the request of the Company pertaining to the tax consequences of the tender offer.

(e) No securities of the Company have been or are to be registered under the Securities Act of 1933, as amended, in connection with the Offer.

(f) No written instruction, form or other material has been furnished to officers of the Company for their use, directly or indirectly, in connection with the tender offer.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             FRONTIER ADJUSTERS OF AMERICA, INC.

                                             /s/ William J. Rocke
                                             -----------------------------------
                                             William J. Rocke,
                                             Chief Executive Officer

Dated: May 12, 1999